Exhibit 99.1

ZEGNA GROUP ANNOUNCES SUSTAINABILITY-LINKED FINANCING AGREEMENTS

ESG KPIs INCLUDE RAW MATERIALS TRACEABILITY TARGETS AND RENEWABLE ENERGY TARGETS

MILAN, July 28, 2022 – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna”) today announced that it has entered into a number of bilateral financing agreements for a total amount of €190 million. These are committed revolving lines for a period of 7 years, with the pricing linked to two important ESG targets, already disclosed by the Group: 1) at least 50% of top priority raw materials traced to their geography of origin and from lower-impact sources by 2026; and 2) 100% of the electricity from renewable sources in Europe and the US by 2024.

Thanks to these credit facilities, Zegna consolidates its already solid liquidity position refinancing part of its debt, which is going to expire in the coming months, with a cheaper and more flexible solution, and integrates its sustainability commitments into its business and financial goals.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “I believe in accountability. I am very proud of this transaction that strengthens Zegna’s financial structure, embedding our sustainability commitments into our business and strategy. This follows from our first sustainability-linked loan signed with Intesa Sanpaolo in 2018”.

The banks that participated in the transactions include Intesa Sanpaolo (Divisione IMI Corporate & Investment Banking), BNL BNP Paribas and Mediobanca.

About Ermenegildo Zegna Group
Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. The Group’s products are sold through over 500 stores in 80 countries around the world, of which 295 are directly operated by the Group as of March 31, 2022 (244 Zegna stores and 51 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

Contacts
Investor Relations

Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Media

Ermenegildo Zegna Group
Domenico Galluccio
domenico.galluccio@zegna.com
+39 335 5387288

Brunswick Group
Brendan Riley / Alessandro Iozzia / Marie Jensen
briley@brunswickgroup.com / aiozzia@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 335 718 7205 / +33 (0) 6 49 09 39 54